UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private

Issuer Pursuant to Rule

13a-16 or 15d-16 under the

Securities Exchange Act

of 1934

For the month of March 2026

Commission File

Number: 001-38283

InflaRx N.V.

Winzerlaer Str. 2

07745 Jena,

Germany

(+49) 3641508180

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F  ☐

EXPLANATORY NOTE

As previously announced, on March 19, 2026, InflaRx N.V. (the “Company”) issued a press release titled, “InflaRx Reports Full Year 2025 Results and Highlights Key Achievements and Expected Milestones.”

A copy of the press release is attached as Exhibit 99.1 to this report on Form 6-K. Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated March 19, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFLARX N.V.

Date: March 19, 2026	By:	/s/ Niels Riedemann
	Name:	Niels Riedemann
	Title:	Chief Executive Officer

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